

November 3, 2010

Mr. Jerome Mahoney
Chief Executive Officer and Chief Financial Officer
B Green Innovations, Inc.
750 Highway 34
Matawan, NJ 07747

> **Re:** **B Green Innovations, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 19, 2010**
> **File No. 333-120490**

Dear Mr. Mahoney:

We have reviewed your letter dated October 22, 2010, in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 27, 2010.

1.   We note in your response to our prior comment number 1, that you intend to restate your financial statements for the year ended December 31, 2009 and for the quarters ended March 31, 2010 and June 30, 2010. In light of these restatements, please file an Item 4.02 8-K. Refer to Item 4.02 of Form 8-K.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief